U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

FOR THE SEMIANNUAL PERIOD ENDED: JUNE 30, 2017

Duke Robotics, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-3524570
(State of other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

14 Live Oak St., Suite A-7, Gulf Breeze, FL 32561

(Address, including zip code of principal executive office)

850-677-0935

(Issuer’s telephone number, including area code)

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Duke Robotics, Inc, a Delaware corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in Duke Robotics’ offering circular dated August 9, 2017 filed pursuant to Rule 253(g)(2) (the “Offering Circular”) under the caption “RISKFACTORS” and which are incorporated herein by reference

https://www.sec.gov/Archives/edgar/data/1682110/000121390017008362/f253g2080717_dukerobotics.htm

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

ITEM 1: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

We were originally organized as an Israeli corporation in March 2014. During 2016 we reorganized as a Delaware corporation, and now have a wholly owned Israeli subsidiary, Duke Airborne Systems Ltd. Since March 2014, we have been engaged primarily in research and development, and are now in the process of commercializing an advanced robotics system that enables remote, real-time, pinpoint accurate firing of small arms and light weapons.

The financial statements included in this Report are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Our Regulation A Offering Circular was qualified by the SEC on August 9, 2017. Accordingly this Semi-Annual Report does not refer to any shares sold in the Company pursuant to our Offering Circular.

Operating Results

Six Months Ended June 30, 2017 Compared to Six months Ended June 30, 2016

Revenues. During the first half year of 2017 we received a further order. Revenues for this order are also recognized on the percentage-of-completion basis under which sales and profit are recorded based on the ratio of costs incurred to estimated total costs at completion. As a result, revenues for the half year totaling $195 have been recognized. In the first half year of 2016 the Company did not generate any revenues.

Cost of Revenues. During the first half year of 2017, the costs relating to our orders comprising of components and equipment purchased from suppliers, sub-contractors and labor costs amounted to $152, giving a gross profit for the period of $44.

Research and Development. Our research and development consists primarily of professional services as well as the purchase of components and equipment. Research and development for the first half of 2017 was attributed directly to our orders and so only $22 was charged to research and development, compared to $257 for the comparable period of 2016.

Selling and Marketing Expenses. During the first half year of 2017 the Company incurred expenses of $18 in preparation for its selling and marketing activities. In the first half year of 2016 the Company did not incur any expenses.

General and Administrative Expenses. Our general and administrative expenses for the 6 months ended June 30, 2017 totaled $149 compared to $47 for the six months ended June 30, 2016. Most of this increase was due to the costs associated with the establishment of the Company’s principal place of business in the US and costs incurred in preparing the Company’s Regulation A Offering.

Financial Expenses. Financial expenses for the first half year of 2017 totaled $33, compared to $5 in the comparable period of 2016. The increase in finance expenses was due to interest charges incurred on loans received by the Company to finance its activities as well as the exchange rate differences resulting from the increase in the shekel exchange rate to the dollar during the period.

Net Loss. We recorded a net loss of $178 for the six months ended June 30, 2017, compared to a net loss of $309 for the comparable period of 2016. As stated above, the main causes for the loss were due to the administrative costs involved in establishing the Company’s principal place of business in the USA, the costs of preparing the Company’s Regulation A Offering and exchange rate differences. The cumulative net loss of the Company to date amounts to $733.

Liquidity and Capital Resources

As of June 30, 2017, we had cash balances of $284 while as of December 31, 2016 we had a cash balance of $87.

Since the inception of the Company we have funded our operations through bank loans, and loans and investments provided by stockholders

During the period from November 2014 until February 2016 we received three shekel denominated loans from Israeli banks totaling $260 at annual interest rates ranging from 3.6%-6.5%. Each loan is being repaid over a period of 5 years and one of the loans is collateralized by substantially all of the assets of our subsidiary and its ordinary shares. As of June 30, 2017 the outstanding balances of the bank loans stood at $182 and as of December 31, 2016 at $199.

During the above period we also received loans from our stockholders from time to time, as needed. Some loans bear an annual fixed interest at 3% and other loans bear an annual interest rate as defined in Section 3(j) of the Israeli tax ordinance (the interest rate for 2017 and 2016 is 2.56%). The Stockholders’ loans, including the accumulated interest amount, are to be repaid in full within 7-15 days from any capital raised by the company or related parties of the company, whether by a stock offering and /or loans in excess of NIS 10 million (approximately $2.8 million). As of June 30, 2017 and December 31, 2016 the outstanding balance of the Stockholders’ loans (including accumulated interest) was $803 and $499 respectively.

During the first quarter of 2017 a third party was issued shares in our Company in consideration for its investment of $125. In April 2017 shares of restricted stock that were previously issued to a consultant, were fully invested to a value of $26.

We believe that based on our current cash balances, and our ability to obtain additional Stockholder loans on similar terms as set forth above, we will be able to sustain our operations at current levels during the coming period. During this period, we intend to develop our marketing and sales capabilities in order to generate revenues, and we will then need to increase marketing and sales expenses. We estimate that in the midterm the company will be focused on marketing DKL-MK1-SM systems, manufacturing and delivering the orders.

Plan of Operations

Upon completion of the Company’s Regulation A offering, we will focus our resources in three key areas: (i) hiring additional key members to our management, marketing and sales team; (ii) expanding sales and marketing to enable increased revenues from the sales of our DKL-MK1-SM products; and (iii) continuing the development of new generations of our products. In that regard, we have engaged an experienced U.S. based sales agent with a proven track record relating to our products and activities in order to assist in the of sales of products in the United States. During February 2017 we took further steps to expand the management team and recruited a local executive to the position of Chief Customer Officer. We also set up an Advisory Board and recruited two well experienced people to serve on it.

Our plan includes establishing sales and marketing infrastructure in the United States, Far East and Europe – including participation in demonstrations and pilots in different parts of these markets, with the major focus being in the United States. We intend to continue to hire experienced local personnel with proven track records relating to military and government agencies. We expect that, assuming a successful raise of the full Offering amount, we will be able to sustain our plans and operations for at least twenty-four months following the closing of the Offering.

ITEM 2: OTHER INFORMATION

None.

ITEM 3: FINANCIAL STATEMENTS

Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2017

INDEX TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

DUKE ROBOTICS, INC.

TABLE OF CONTENTS

Page

Condensed Interim Consolidated Balance Sheets	6

Condensed Interim Consolidated Statements of Operations	7

Condensed Interim Statements of Changes in Stockholders’ Deficit	8

Condensed Interim Consolidated Statements of Cash Flows	9

Notes to the Condensed Interim Consolidated Financial Statements	10 – 11

Duke Robotics, Inc.

Condensed Interim Consolidated Balance Sheets (USD in thousands)

	As of June 30,	As of December 31,
	2 0 1 7	2 0 1 6
	(Unaudited)

ASSETS

Current assets
Cash and cash equivalents	284	87
Account receivables	89	116
Other receivables	9	11
Deferred issuance expenses	93	-
Total current assets	475	214

Fixed assets, net	24	25

TOTAL ASSETS	499	239

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

Current liabilities
Current maturities of long term bank loans	59	52
Trade accounts payable	26	36
Other accounts payable	54	36
Provision for losses on long-term contracts, net	5	13
Stockholders loans	803	499

Total current liabilities	947	636

Long term liabilities
Bank loans	123	147
Total long term liabilities	123	147

Commitments and contingent liabilities

TOTAL LIABILITIES	1,070	783

Stockholders’ deficiency
Common stock of $0.0001 par value	2	2
Additional paid in capital	160	9
Accumulated deficit	(733)	(555)
Total stockholders’ deficiency	(571)	(544)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIENCY	499	239

[The accompanying notes are an integral part of the condensed interim consolidated financial statements]

Duke Robotics, Inc.

Condensed Interim Consolidated Statements of Operations (Unaudited)

USD in thousands, except share and per share data

	Six Months ended June 30,
	2 0 1 7	2 0 1 6

Revenues	195	-
Cost of revenues	152	-
Gross profit	44	-

Research and development	22	257
Selling and marketing	18	-
General and administrative	149	47
Total Operating expenses	189	304

Operating loss	145	304

Financial expenses, net	33	5

Loss for the period	178	309

Loss per share:
Basic and diluted net loss per share	0.01	0.02

Weighted average number of common stock:
Basic and diluted	20,050,209	20,000,000

[The accompanying notes are an integral part of the condensed interim consolidated financial statements]

Duke Robotics, Inc.

Condensed Interim Statements of Changes in Stockholders’ Deficiency (Unaudited)

USD in thousands, except share data

	Common Stock		Additional paid in capital	Accumulated deficit	Total capital deficiency
	Number	Amount

BALANCE AS OF December 31, 2016	20,004,167	2	9	(555)	(544)

CHANGES DURING 2017:
Issuance of Common Stocks	55,556	*	125	-	125
Stock based compensation	12,500	*	26	-	26
Loss for the year	-	-	-	(178)	(178)

BALANCE AS OF June 30, 2017	20,072,223	2	160	(733)	(571)

* Less than 1 USD (in thousands)

[The accompanying notes are an integral part of the condensed interim consolidated financial statements]

Duke Robotics, Inc.

Condensed Interim Consolidated Statements of Cash Flows (Unaudited)

USD in thousands

	Six months ended June 30,
	2 0 1 7	2 0 1 6

Net cash used in operating activities
Loss for the period	(178)	(309)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	3	3
Share based payment expenses	26	-
Changes in provision for losses on long-term contracts, net	(8)	-
Increase accounts receivables	27	-
Decrease (increase) in other receivables	2	(10)
Decrease in trade accounts payable	(10)	(2)
Increase in other accounts payable	18	31
	58	22
Net cash used in operating activities	(120)	(287)

Cash Flows from Investing Activities
Purchase of fixed assets	(2)	(11)

Net cash used in investing activities	(2)	(11)

Cash flows from Financing Activities:
Receipts of bank loans	-	128
Repayment of bank loans	(17)	(21)
Receipt of stockholders loans, net	304	218
Issuance of Common stocks	125	-
Deferred issuance expenses	(93)	-

Net cash provided by financing activities	319	325

Increase in cash and cash equivalents	197	27
Cash and cash equivalents at the beginning of the period	87	-

Cash and cash equivalents at the end of the period	284	27

Supplemental Disclosure of cash flow information
Cash paid during the period for interest	5	5

* Less than 1 USD (in thousands)

[The accompanying notes are an integral part of the condensed interim consolidated financial statements]

Duke Robotics, Inc.

Notes to the condensed interim consolidated financial statements (unaudited)

USD in thousands, except share and per share data

NOTE 1 -	GENERAL

A.	Duke Robotics, Inc. (“the Company”) is a company incorporated under the laws of the state of Delaware and was formed on April 21, 2016.

The Company is the owner of 100% of the stocks of Duke Airborne Systems Ltd. (“Duke” or the “Subsidiary”) (together: the “Group”) through restructuring under common control. The Subsidiary incorporated under the laws of the state of Israel on March 5, 2014 and commenced its operations on May 1, 2014.

The restructuring had been performed such that every stockholder of Duke has tendered its stock in Duke in exchange for stock in the Company, causing Duke to become the wholly owned subsidiary of the Company. Since the above reorganization was made between companies under common control, the consolidated financial statements of the Company and the Subsidiary are presented as if the above transaction had occurred on the first day of earliest year presented.

The Company is engaged, through its subsidiary, in developing robotic stabilization platforms.

B.	Since inception, the Company has devoted substantially all its efforts to research and development. The Company is still in its development stage and the extent of the Company’s future operating losses and the timing of becoming profitable are uncertain. The Company has incurred losses of $178, and $309 for the six months ended June 30, 2017, and 2016, respectively, and accumulated losses of $733.

These conditions raise substantial doubt about the Company’s ability to continue to operate as a going concern. The Company’s ability to continue operating as a “going concern” is dependent on several factors, among them is the ability to raise sufficient additional funding.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 -	BASIS FOR PRESENTATION

The condensed interim consolidated financial statements have been prepared in conformity with accounting principles generally accepted in United Sates of America (“GAAP”).

The unaudited condensed interim consolidated financial statements of the Company should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2016 and for the year then ended, including the notes thereto.

In the opinion of the Company’s management, the unaudited condensed interim consolidated financial statements include all adjustments necessary for a fair presentation of the Company’s financial position as of the dates presented and results of operations for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

Duke Robotics, Inc.

Notes to the condensed interim consolidated financial statements (unaudited)

USD in thousands, except share and per share data

NOTE 3 -	RECENT DEVELOPMENTS

A.	On September 21, 2016, in connection with the proposed Regulation A offering, the Company issued 16,667 shares of restricted stock to a consultant. According to the agreement, the shares of common stock will vest in four tranches over a vesting period of one year and will be restricted for one year following their full vesting. The fair value of the services will be $35, representing a price of $2.10 per share. In April 2017 the agreement was amended and all of the then remaining unvested shares of restricted stocks became fully vested.

B.	On February 15, 2017, the Company issued to an investor 55,556 shares of common stock at a price per share of $2.25 for total proceeds of $125. The shares of common stock issuance agreement contains an anti-dilution protection right such that upon each issuance by the Company of any additional shares of common stock made prior to July 31, 2017 at a price per share that is less than $3.00, then the Company shall issue to the investor such additional shares of Common Stock equal to the number of shares that would have been issued at the lower issuance price less the number of shares that was already issued pursuant to the agreement.

C.	During the first half of 2017, the Company entered into consulting agreements with Advisory Board members, a financial consultant and an executive recruited to the position of Chief Customer Officer. According to these agreements, the Company will grant the parties to these agreements options to purchase shares of common stock of the Company. As of June 30, 2017, the parties to these agreements are entitled to purchase, each according to their respective agreements, a total of 535,000 shares of the Company’s common stock at an exercise price ranging from $2.25 to $3.00 per share, over a period of 60 months, with a vesting period ranging from 12 months to 36 months. The grant of the options is subject to the terms and conditions of a stock incentive plan, to be adopted by the stockholders of the Company as well as by the Company’s Board of Directors. The above excludes 1,250,000 shares of common stock which the Company intend to reserve for issuance under such a stock incentive plan, yet to be adopted.

ITEM 4: EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference and were previously filed with the Offering Circular

Item	Description
2.3	Form of Certificate of Incorporation to be effective upon the first closing of this offering*
2.5	Form of Bylaws to be effective upon the first closing of this offering*
3.1	Restricted Stock Purchase Agreement by and between the company and Kendall Alerico dated September 21, 2016*
3.2	Form of Subscription Agreement relating to February 2017 Private Placement*
6.3	Form of Employment Agreement with Raziel Atuar*
6.4	Form of Employment Agreement with Sagiv Aharon*
6.5	Form of Employment Agreement with Amir Kadosh*
6.8	Loan Agreement by and between Duke Robotics, Inc. and Iki Alroy Investment Ltd., Erez Alroy Investment Ltd. and Ermi Nachtomy Assets, Ltd., dated June 5, 2016*
6.9	Loan Agreement by and between Aphek Trading-Kadosh and Razi Ltd. and Duke Airborne Systems, Ltd. dated January 1, 2015*
6.10	Loan Agreement by and between Sagiv Aharon and Duke Airborne Systems, Ltd. dated January 1, 2015*
6.11	Consulting Agreement with Raanan (Ron) Bregman dated February 21, 2017*

*Previously filed with Offering Circular

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUKE ROBOTICS, INC.

Date: September 27, 2017	By:	/s/ Raziel Atuar
Raziel Atuar, CEO

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Raziel Atuar	Chief Executive Officer and Director	September 27, 2017
Raziel Atuar	(Principal Executive Officer)

/s/ Amir Kadosh	Principal Financial Officer and	September 27, 2017
Amir Kadosh	Principal Accounting Officer